Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following is a transcript of a video produced by Entergy Corporation in connection with its proposed transaction with ITC:

ENTERGY / ITC HOLDINGS VIDEO – Mad Genius

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions.

This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

VISUALS	AUDIO
Graphic: WE ARE CHANGING WITH IT.	NARRATOR: Our world is changing. We’re changing with it.

And since energy is what keeps our society moving, it’s time to advance the way we move energy.

Graphic: CREATING A TRANSFORMATIONAL VISION FOR ENERGY DELIVERY.

Graphic: ITC logo	That’s why we’re looking ahead to a proposed merger of our utility transmission business with ITC Holdings, the nation’s leading independent transmission-only electric company.

Graphic: TO ENSURE RELIABLE, SECURE, DIVERSE ENERGY.	With the high-voltage lines between electric plants and distribution substations owned by an independent company, Entergy will be better positioned to focus entirely on energy generation and distribution.

The result? More financial flexibility for investment in all areas of electric service. More investment in power lines and generation. That means better service, more reliability, and the ability to reduce the cost of delivered energy to our customers.

Graphic: FOR OUR CUSTOMERS, OUR COMMUNITIES, AND OUR REGION.

For more answers about the Entergy ITC merger, go to entergy.com/transmissionmerger,

Graphic: NEED MORE ANSWERS ABOUT THE ENTERGY ITC TRANSACTION GO TO ENTERGY.COM/TRANSMISSIONMERGER Graphic: FUTURE CURRENTS: ENERGY SOLUTIONS FOR A CHANGING WORLD	...and see how we’re building a brighter future for our customers, our communities, and our entire region.

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